September 29, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Quest Resource Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed June 3, 2009
Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009
Filed August 17, 2009 and August 18, 2009
Response Letter Dated March 24, 2009
File No. 0-17371
Dear Mr. Schwall:
     On behalf of Quest Resource Corporation (the “Company”), set forth below are responses to the Securities and Exchange Commission’s comment letter dated September 23, 2009 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2008 and the Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 (the “Comment Letter”). The paragraph numbers below correspond to those in the Comment Letter. We draw your attention to the fact that we filed a Form 10-K/A on July 29, 2009; however, none of the matters addressed in the Comment Letter were impacted by the amendment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Engineering Comments
Business and Properties, page 6
Appalachian Basin, page 9
1.	We note the statement that you purchased 100 Bcfe as of May 1, 2008, then sold about 33 BCFE to QELP. This appears inconsistent with the FAS 69 reconciliation of reserve changes on page F-76 where the 2008 line item “Purchase of reserves in place” is 96 BCFG and that for “Sale of reserves” is 4.4 BCFG. With a view toward possible disclosure, please provide to us a spread sheet presentation of the 2008 changes to your net reserves.

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qrcp.net
NASDAQ:QRCP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 29, 2009

Response:
     Attachment 1 to this letter contains the requested spreadsheet presentation of changes in our net reserves. In connection with this spreadsheet, we would like to clarify two points relating to your comment:
•	With respect to your comment that the 100 Bcfe purchase as of May 1, 2008 appears to be inconsistent with the 95 BCFG “Purchase of reserves in place” contained in the FAS 69 reconciliation on page F-76, we had the following purchases of reserves during 2008 as follows:

				Oil (Mcf	Total (Mcf
	Gas (Mcf)	Oil (Bbls)	Conversion	Equivalent)	Equivalent)
PetroEdge	94,727,687	799,528	* 6	4,797,168	99,524,855
Searight	—	761,418	* 6	4,568,508	4,568,508

Total	94,727,687	1,560,946			104,093,363

The 100 Bcfe noted in your comment represents total Bcf equivalents acquired from PetroEdge, while the 95 BCFG noted in your comment represents only the Mcf’s of gas acquired during 2008. As such, these amounts should not agree, and we hope the presentation above adequately clarifies this.

•	With respect to your comment that the sale of 33 Bcfe to Quest Energy Partners, L.P. (“QELP”) appears to be inconsistent with the 4.4 BCFG “Sale of Reserves” on page F-76, we would like to clarify our corporate structure first. For financial reporting purposes, QELP is a consolidated subsidiary of the Company. As such, a sale of reserves from the Company to QELP represents an intercompany transaction that is eliminated in consolidation and would not appear in the rollforward of reserves contained on page F-76. Our only external sale of reserves in 2008 occurred in November when we sold 4.4 Mmcf of reserves to an unrelated third party. This is the amount reflect on page F-76 as a “Sale of reserves.”
Oil and Gas Reserve Quantities, page F-63
2.	Footnote (2) attributes 2008 negative revisions to lower prices at December 31, 2008 as compared to December 31, 2007. This negative revision is about 123 BCFG or 58% of the beginning balance of 211 BCFG. Please explain how the 11% decrease in year-end natural gas price for 2008 resulted in this large reduction to your net proved gas reserves.

Response:

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 29, 2009

     We believe the page reference of your comment should be F-73 of our Form 10-K (page F-76 of our Form 10-K/A), as opposed to F-63, which is the basis for this response.
     It is important to note that although we expect the changes in prices and reserve volumes to be relatively consistent in both direction and magnitude, there is not a linear correlation between changes in prices and changes in reserve volumes (i.e., an 11% price change will not necessarily result in an 11% change in reserve volumes).
     The negative revision of approximately 123 Bcf encompasses several different factors including:
•	the impact of a decrease in year-end price on beginning reserves;

•	the impact of a decrease in year-end price on reserves acquired during 2008 — the PetroEdge acquisition occurred in July 2008 when gas prices exceeded $11/Mcf (near the peak of 2008 gas prices). As such, the decrease in price between the date of the PetroEdge acquisition and year-end resulted in a more significant impact on the economic lives/volumes of those properties;

•	revisions in initial estimates of reserves acquired in 2008; and

•	the impact of an increase in expected gathering and compression costs on beginning reserves.
     Broadly speaking, we have estimated the impact of these factors as follows (limited to gas reserves):

Bcf
Impact of decrease in year-end price on beginning reserves	31.1
Impact of decrease in year-end price on reserves acquired during 2008	35.5
Revisions in initial estimate of reserves acquired in 2008	43.2
Impact of increase in expected gathering and compression costs on beginning reserves	13.4

Total	123.2

     After preparing this response, we believe clarification of footnote (2) on page F-76 would be beneficial, and propose to include disclosure similar to the following in filings beginning with the Company’s Form 10-K for the year ended December 31, 2009. This disclosure is consistent with our description on page 10 of the Company’s Form 10-K/A filed July 29, 2009:
(2)	Lower prices at December 31, 2008 as compared to December 31, 2007 and December 31, 2006 as compared to December 31, 2005 reduced the economic lives of the underlying oil and gas properties and thereby decreased the estimated future reserves. Additionally in 2008, estimated proved reserves acquired from PetroEdge decreased approximately 35.5 Bcfe due to the decrease in natural gas prices between the date of the PetroEdge acquisition and December 31, 2008, and approximately 43.2 Bcfe as a result of further technical analysis of the estimated PetroEdge reserves.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 29, 2009

     The Company hereby acknowledges the following:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any additional information with respect to this letter, please contact the undersigned at (405) 815-4304.

Sincerely, /s/ David J. Klvac
David J. Klvac Corporate Controller

Attachment A
Letter to SEC Dated September 29, 2009
Quest Resources Corporation
Changes in Net Oil & Gas Reserves

	Consolidated
	Oil - Bbl	Gas - Mcf	Mcfe

Reserves as of 12/31/07	36,556	210,923,406	211,142,742

Purchase of Reserves in Place:
Petroedge	799,528	94,727,687	99,524,855
Searight	761,418	—	4,568,508

Extensions and Discoveries	—	13,897,600	13,897,600

Sales of Reserves in Place:
Windsor	—	(4,386,200)	(4,386,200)

Intercompany Sale (transaction eliminates):
QRCP saled of PetroEdge reserves to QELP	—	—	—

Revisions of Previous Estimates	(833,070)	(123,204,433)	(128,202,853)

2008 Production	(69,812)	(21,328,687)	(21,747,559)

Reserves as of 12/31/08	694,620	170,629,373	174,797,093